EXHIBIT 99.1

Press Release dated June 24, 2013:  Suncor Energy reduces production as a result of flooding-related pipeline shutdowns

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reduces production as a result of flooding-related pipeline shutdowns

Calgary, Alberta (June 24, 2013) – Suncor Energy today reports that it has temporarily reduced production from its Fort McMurray operations as a result of the precautionary shutdown of the Enbridge pipeline system within the Fort McMurray region.

“As a result of the precautionary pipeline shutdowns, our ability to move product out of the region has been restricted and we’ve temporarily slowed production at our oil sands operations,” said Steve Williams, Suncor president and chief executive officer. “We’re using our existing storage capacity, as well as moving volume on our Oil Sands pipeline, to mitigate the impact while we work with Enbridge to facilitate safely bringing the pipelines back into operation.”

As a result of the pipeline shutdowns, Suncor is in communication with those customers who may be impacted.

The corporate head office, the Suncor Energy Centre remained dry and with power during the flood and will reopen once the City has provided clearance to access the downtown.  During this time the company has enacted response procedures to ensure the safety of employees, protection of property and business continuity. Critical functions and essential work are being supported from offices in locations outside Calgary’s downtown core.

At this time, Suncor does not anticipate an impact on its ability to meet annual production guidance.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

The forward-looking statement in this news release includes reference to: Suncor not anticipating an impact on its ability to meet annual production guidance. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the first quarter of 2013 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com